UNDERWRITING AGREEMENT

May 29, 2007

Paramount Energy Trust
Paramount Operating Trust
Paramount Energy Operating Corp.
500, 630 – 4th Avenue S.W.
Calgary, Alberta  T2P 0J9

Attention:

Ms. S.L. Riddell Rose

President and Chief Executive Officer

Dear Madams/Sirs:

Re:

Offering of Subscription Receipts and 6.50% Convertible Extendible Unsecured Subordinated Debentures

BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd., Blackmont Capital Inc., Canaccord Capital Corporation, Cormark Securities Inc., Dundee Securities Corporation and Peters & Co. Limited (collectively, the "Underwriters") understand that Paramount Energy Trust ("PET" or the "Trust") proposes to issue and sell 20,450,000 Subscription Receipts (as herein defined) (the "Firm Receipts") and 75,000 convertible extendible unsecured subordinated debentures of the Trust (generally, the "Debentures", and, in respect of those 75,000 Debentures, the "Offered Debentures") with a face value of $1,000 principal amount per Debenture, a coupon of 6.50% per annum, payable semi-annually in arrears on June 30 and December 31 of each year commencing December 31, 2007, and an initial maturity date of August 31, 2007 (the "Maturity Date"), subject to extension as set forth below.

Each Subscription Receipt will entitle the holder either:

(a)

if the closing of the Acquisition (as herein defined) takes place by 5:00 p.m. (Calgary time) on August 31, 2007, to receive one Trust Unit (as herein defined), together with the Special Interest (as defined herein), if applicable, without payment of additional consideration or further action, forthwith upon the closing of the Acquisition; or

(b)

if the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on August 31, 2007, the Acquisition is terminated at any earlier time or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition (in any of those cases, the "Termination Time"), to have the full purchase price of the Subscription Receipts returned, plus the pro rata portion of the interest earned by the Escrow Agent (as herein defined) on such funds, calculated from the Closing Date to and including the Termination Time.

The Debentures shall be convertible into Trust Units (as hereinafter defined) at a conversion price of $14.20 per Trust Unit at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as hereinafter defined).

If the closing of the Acquisition takes place on or before 5:00 p.m. (Calgary time) on August 31, 2007 then the Maturity Date shall be automatically extended to June 30, 2012.

The Underwriters further understand that the Trust is the sole beneficiary of Paramount Operating Trust ("POT") and legally and beneficially owns all of the outstanding common shares of Paramount Energy Operating Corp. (the "Administrator"), that the principal asset of the Trust is the POT Royalty (as hereinafter defined) and that the Administrator provides administrative services to the Trust and is the trustee of POT.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Receipts and the Offered Debentures at the Closing Time (as hereinafter defined) in the respective percentages set forth opposite the respective names of the Underwriters in Section 20, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Receipts and the Offered Debentures at the purchase price of $12.25 per Firm Receipt and $1,000 per Offered Debenture.

By its acceptance hereof, the Trust also grants to the Underwriters an option (the "Over-Allotment Option"), for the purpose of covering the Underwriters’ “over-allocation position” (as defined in National Instrument 44-101 Short Form Prospectus Distributions) to purchase up to an additional 3,067,500 Subscription Receipts (the "Over-Allotment Option Receipts"), at the same price per Over-Allotment Option Receipt as the Firm Receipts, exercisable in whole or in part from time to time, not later than the earlier of: (i) the 30th day following the Closing Date, and (ii) the Termination Time.  If the Over-Allotment Option is exercised in whole or in part following the closing of the Acquisition, an equal number of Trust Units will be issued in lieu of Subscription Receipts.  In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof (including notice to the Trust in accordance with Sections 15 (c) and 17 hereof), the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Over-Allotment Option Receipts as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in Section 20, and the Trust hereby agrees to issue and sell such number of Over-Allotment Option Receipts to the Underwriters at the purchase price of  $12.25 per Over-Allotment Option Receipt.

1.

Definitions

In this agreement:

(a)

"8% Debentures" means the 8% convertible extendible unsecured subordinated debentures of the Trust;

(b)

"8% Debenture Indenture" means the trust indenture dated August 10, 2004 among the Trust, the Administrator and Computershare Trust Company of Canada governing the terms and conditions of the 8% Debentures;

(c)

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(d)

"Additional Closing Time" has the meaning given to that term in Section 15(c);

(e)

"AIF" means the Annual Information Form of the Trust dated March 13, 2007;

(f)

"Applicable Securities Laws" means all applicable Canadian securities laws, rules, regulations, notices and policies in the Qualifying Provinces and the corporate laws of Alberta;

(g)

"Acquired Assets" means those petroleum and natural gas properties and related assets forming part of the Vendor Assets that the Trust will indirectly own following completion of the Acquisition;

(h)

"Acquired Assets Financial Statements" means the audited schedule of revenue, royalty income, royalties and operating expenses for the Acquired Assets for each of the years in the two year period ended December 31, 2006, together with the notes thereto and the auditors’ report thereon, and for the three month periods ended March 31, 2007 and 2006, together with the notes thereto;

(i)

"Acquisition" means, collectively, the acquisition by AcquisitionCo of the PrivateCo Shares pursuant to the Share Purchase Agreement and the indirect acquisition by POT and Baytex of the Vendor Assets (in the case of the Trust, the indirect acquisition of the Acquired Assets and, in the case of Baytex, the indirect acquisition of the Baytex Assets) pursuant to the Share Purchase Agreement and the Teaming Agreement;

(j)

"AcquisitionCo" means 1325115 Alberta Ltd., a corporation formed by POT under the ABCA solely for the purpose of acquiring the PrivateCo Shares and participating in the transactions contemplated by the Share Purchase Agreement and the Teaming Agreement;

(k)

"ASC" means the Alberta Securities Commission;

(l)

"Baytex" means Baytex Energy Trust, a trust formed pursuant to the laws of Alberta;

(m)

"Baytex Assets" means those petroleum and natural gas properties and related assets forming part of the Vendor Assets that Baytex Energy will own following completion of the Acquisition;

(n)

"Baytex Energy" means Baytex Energy Ltd., a corporation incorporated under the ABCA;

(o)

"BCo" means 1325059 Alberta Ltd., a corporation formed by POT under the ABCA solely for the purpose of participating in the transactions contemplated by the Teaming Agreement;

(p)

"Bonus Rights Plan" means the bonus rights plan of the Trust dated effective March 14, 2006;

(q)

"Business Day" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(r)

"Closing Date" means June 20, 2007, or such other date as may be agreed to by the Underwriters and the Trust, but in any event not later than June 29, 2007;

(s)

"Closing Time" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(t)

"Control Distribution" has the meaning ascribed thereto in Section 1.1 of National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators, as constituted at the date of this agreement;

(u)

"Credit Facilities" has the meaning given to that term in the Prospectus;

(v)

"Documents" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material, including, without limitation:

(i)

the AIF;

(ii)

the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon;

(iii)

the management's discussion and analysis of the financial condition and results of operations of the Trust as at and for the year ended December 31, 2006;

(iv)

the Trust's Management Information Circular and Proxy Statement dated March 20, 2007 relating to the annual general meeting of Unitholders held on May 11, 2007;

(v)

the unaudited comparative consolidated financial statements of Trust as at and for the three month period ended March 31, 2007, together with the notes thereto; and

(vi)

the management’s discussion and analysis of the financial condition and results of operations of the Trust as at and for the three month period ended March 31, 2007;

(w)

"Escrow Agent" means Computershare Trust Company of Canada in its capacity as escrow agent pursuant to the Subscription Receipt Agreement;

(x)

"First Supplemental Indenture" means the supplemental indenture to the 8% Debenture Indenture dated April 26, 2005 among the Trust, the Administrator and Computershare Trust Company of Canada in its capacity as trustee thereunder and pertaining to the Second Debentures;

(y)

"Indenture" means, collectively, the 8% Debenture Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture;

(z)

"Material Agreements" means, collectively, this agreement, the Indenture, the Trust Indenture, the POT Indenture, the Share Purchase Agreement and the Teaming Agreement;

(aa)

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(bb)

"McDaniel Report" means the independent reserves evaluation dated January 30, 2007 of the natural gas reserves and the present worth value of those reserves for the natural gas interests of the Trust prepared by McDaniel, based on forecast and constant prices and costs as at December 31, 2006;

(cc)

"MRRS Procedures" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(dd)

"Offered Receipts" means, collectively, the Firm Receipts and the Over-Allotment Option Receipts;

(ee)

"Offered Securities" means, collectively, the Offered Receipts, the Offered Debentures and the Over-Allotment Option;

(ff)

"POT Indenture" means the First Amended and Restated Trust Indenture made effective as of August 1, 2002, which amended and restated the trust indenture dated June 28, 2002 pursuant to which POT was formed, as the same may be further amended, restated or replaced from time to time;

(gg)

"POT Royalty" means a contractual royalty of 99% of POT's net revenue from its petroleum and natural gas properties with respect to the assets of POT, less permitted deductions with respect to debt payments, capital expenditures and certain other amounts, granted by POT to PET pursuant to the POT Royalty Agreement;

(hh)

"POT Royalty Agreement" means the royalty agreement dated July 1, 2002 between POT and PET, as amended;

(ii)

"Preliminary Prospectus" means the preliminary short form prospectus of the Trust to be dated June 4, 2007, and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(jj)

"PrivateCo" means a privately owned oil and gas company incorporated under the ABCA, currently owned by the Sellers and to be acquired by AcquisitionCo pursuant to the Share Purchase Agreement and where the context requires, also includes all of the Sellers’ Canadian exploration and production operating affiliates and subsidiaries on a consolidated basis;

(kk)

"PrivateCo Financial Statements" means, collectively, 1) the audited consolidated financial statements of PrivateCo as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon; and 2) the unaudited consolidated financial statements of PrivateCo as at and for the three months ended March 31, 2007 and 2006, together with the notes thereto;

(ll)

"PrivateCo Shares" means all of the issued and outstanding shares of PrivateCo;

(mm)

"Prospectus" means the final short form prospectus of the Trust, and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(nn)

"Prospectuses" means, collectively, the Preliminary Prospectus and the Prospectus;

(oo)

"Public Record" means all information filed since January 1, 2007 by or on behalf of the Trust, its subsidiaries and the predecessor entities of the Trust and its subsidiaries with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(pp)

"Purchased Securities" means the Firm Receipts and the Offered Debentures and, if the Over-Allotment Option is exercised, also includes the Over-Allotment Option Receipts that the Underwriters elect to purchase pursuant to the exercise of the Over-Allotment Option;

(qq)

"Qualifying Provinces" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island;

(rr)

"Ryder Scott" means Ryder Scott Company Petroleum Consultants, independent oil and gas reservoir engineers of Calgary, Alberta;

(ss)

"Ryder Scott Report" means the independent engineering evaluation dated effective December 31, 2006 evaluating the oil, natural gas and NGL reserves and the net present values of the reserves for these oil, natural gas and NGL reserves of the Acquired Assets prepared by Ryder Scott, based on forecast prices and costs as at December 31, 2006;

(tt)

"Second Debentures" means the 6.25% convertible extendible unsecured subordinated debentures of the Trust issued on April 26, 2005;

(uu)

"Second Supplemental Indenture" means the second supplemental indenture to the 8% Debenture Indenture dated April 6, 2006 among the Trust, the Administrator and Computershare Trust Company of Canada as trustee thereunder and pertaining to the Third Debentures;

(vv)

"Securities Commissions" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ww)

"Sellers" means certain affiliates of a public U.S. energy company,

(xx)

"Selling Dealer Group" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Securities pursuant to this agreement;

(yy)

"Share Purchase Agreement" means the agreement dated May 29, 2007 among AcquisitionCo, the Trust, Baytex and the Sellers pursuant to which AcquisitionCo agreed to purchase all of the PrivateCo Shares of PrivateCo and the Trust and Baytex agreed to guarantee the obligations of AcquisitionCo thereunder;

(zz)

"Special Interest" means an amount per Subscription Receipt equal to the amount per Trust Unit of any cash distributions on the Trust Units for which record dates have occurred during the period from the Closing Date to and including the date immediately preceding the date the Trust Units are issued pursuant to the Subscription Receipts;

(aaa)

"Special Voting Unit" means special voting units of PET with special voting characteristics set forth in the Trust Indenture;

(bbb)

"Subscription Receipt Agreement" means the agreement to be dated the Closing Date and made among the Trust, the Underwriters and the Escrow Agent governing the terms and conditions of the Subscription Receipts;

(ccc)

"Subscription Receipts" means the subscription receipts having the rights and entitlements set forth in this agreement and otherwise being as provided in the Subscription Receipt Agreement;

(ddd)

"subsidiary" has the meaning ascribed thereto by Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators, as constituted at the date of this agreement;

(eee)

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws which is incorporated by reference in the Prospectuses;

(fff)

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

(ggg)

"Teaming Agreement" means the agreement dated May 29, 2007 among Baytex Energy, POT, AcquisitionCo and BCo pursuant to which the parties agreed to complete (or cause their affiliates to complete) the pre-closing transactions, to execute the Share Purchase Agreement and close the transactions contemplated thereby, and to undertake the post-closing transactions, and pursuant to which the parties have outlined their respective rights, duties and obligations in connection with the foregoing;

(hhh)

"Third Debentures" means the 6.25% convertible unsecured subordinated debentures of the Trust issued on April 6, 2006;

(iii)

"Third Supplemental Indenture" means the third supplemental indenture to the 8% Debenture Indenture to be dated the Closing Date among the Trust, the Administrator and Computershare Trust Company of Canada in its capacity as trustee thereunder and pertaining to the Debentures;

(jjj)

"Trust Assets" means, collectively, the interest-bearing indebtedness of POT, 100% of the beneficial interest in POT, 100% of the common shares of the Administrator, cash and the POT Royalty;

(kkk)

"Trust Financial Statements" means, collectively, 3) the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon; and 4) the unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2007 and 2006, together with the notes thereto;

(lll)

"Trust Indenture" means the First Amended and Restated Trust Indenture made effective as of August 1, 2002, which amended and restated the trust indenture dated June 28, 2002 pursuant to which the Trust was formed, as the same may be further amended, restated or replaced from time to time;

(mmm)

"Trust Units" means trust units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(nnn)

"Trustee" means Computershare Trust Company of Canada, as trustee of the Trust;

(ooo)

"Trust's auditors" means KPMG LLP, chartered accountants, Calgary, Alberta;

(ppp)

"Trust's counsel" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(qqq)

"TSX" means the Toronto Stock Exchange;

(rrr)

"Underwriters' counsel" means Stikeman Elliott LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(sss)

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(ttt)

"Unitholders" means the holders from time to time of the Trust Units;

(uuu)

"Vendor Assets" means those petroleum and natural gas properties and related assets of PrivateCo, which will be indirectly acquired by the Trust and Baytex pursuant to the Share Purchase Agreement and the transactions contemplated by the Teaming Agreement;

(vvv)

"Wrap" means the information memorandum, in the form agreed upon by the Trust and the Underwriters, in respect of the offer and sale of Offered Securities to certain investors in the United States; and

(www)

"misrepresentation", "material change" and "material fact" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, "distribution" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "distribute" has a corresponding meaning.

2.

Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Securities, the Trust agrees to pay to the Underwriters: a) at the Closing Time, a fee of $0.30625 per Firm Receipt for each Firm Receipt purchased and $40.00 per Offered Debenture; b) at the Additional Closing Time, a fee of $0.30625 per Over-Allotment Option Receipt for each Over-Allotment Option Receipt issued (being an aggregate amount of $939,421.88 if the Over-Allotment Option is exercised in full); and (c) at the time of release of the funds held by the Escrow Agent to the Trust pursuant to the Subscription Receipt Agreement, if applicable, a fee of $0.30625 per Offered Receipt purchased (being an aggregate amount of $6,262,812.50, or $7,202,234.38 if the Over-Allotment

Option is exercised in full), payable from the funds held by the Escrow Agent pursuant to the Subscription Receipt Agreement.

The foregoing fees (collectively, the "Underwriting Fee") will be payable from the general funds of the Trust or its subsidiaries.  For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax ("GST") provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.  In the event that Canada Revenue Agency determines that GST is exigible on the Underwriting Fee, the Trust agrees to pay the amount of GST forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in Section 12.

3.

Attributes of the Offered Securities

The Firm Receipts and Offered Debentures to be issued and sold under this agreement by the Trust and the Over-Allotment Option Receipts which may be issued to the Underwriters pursuant to the exercise of the Over-Allotment Option, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures will be duly and validly created and reserved by the Trust and, when issued and sold by the Trust, those securities will have the attributes set out in the Indenture and the Subscription Receipt Agreement as substantially described in the Prospectus, subject to those modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Trust and the Underwriters.

4.

Qualification for Sale

(a)

The Trust represents and warrants to the Underwriters that it is qualified to file a prospectus in the form of a short form prospectus described in National Instrument 44-101 and the simplified prospectus rules of the Securities Act (Québec) for the distribution of the Offered Securities.

(b)

The Trust shall:

(i)

not later than June 4, 2007, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii)

have obtained from the ASC a preliminary MRRS decision document dated not later than June 4, 2007, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii)

forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(A)

used its reasonable commercial efforts to promptly satisfy or resolve all comments with respect to the Preliminary Prospectus;

(B)

prepared and, not later than June 12, 2007 (or such later date as may be agreed to in writing by the Trust, the Administrator and the Underwriters, acting reasonably), filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(C)

obtained a final MRRS decision document dated effective not later than June 12, 2007 (or such later date as may be agreed to in writing by the Trust, the Administrator and the Underwriters) from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions, and otherwise fulfilled all legal requirements to enable the Offered Securities to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv)

until the completion of the distribution of the Offered Securities, promptly take all reasonable additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Securities for distribution or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution and to ensure the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures are freely tradeable in the Qualifying Provinces, save and except for a trade that is a Control Distribution.

(c)

Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Securities, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the Wrap) and to have reviewed any documents incorporated by reference therein.

(d)

During the period from the date hereof until completion of the distribution of the Offered Securities, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e)

The Trust shall take or cause to be taken all such other reasonable steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Securities for distribution to the public in the Qualifying Provinces and to ensure the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures are freely tradeable in the Qualifying Provinces, save and except for a trade that is a Control Distribution.

5.

Delivery of Prospectuses and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a)

prior to or contemporaneously, as nearly as is practicable, with the filing with the Securities Commissions of each of the Prospectuses:

(i)

copies of the Preliminary Prospectus or the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces;  and

(ii)

copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters, and any other documents required to be filed by the Trust by the Applicable Securities Laws of the Qualifying Provinces in connection with the Preliminary Prospectus or the Prospectus;

(b)

as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c)

prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors and any other auditors (including Deloitte & Touche LLP) which have audited any of the financial statements included or incorporated by reference in the Prospectuses, in each case, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Trust or other applicable entity or business, and have found such information and percentages to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus, and a draft of which comfort letters shall have been provided to the Underwriters and the Underwriters’ counsel at least one Business Day prior to the date of the Prospectus, and which comfort letter shall be in addition to the auditors' reports included or incorporated by reference in the Prospectus and any comfort letter addressed to the Securities Commissions;

(d)

at the respective times of delivery to the Underwriters of the Prospectuses, the Trust shall deliver to the Underwriters:

(i)

an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Preliminary Prospectus and the Prospectuses translated by the auditors referred to in Subsection 5(c), the French language version of such document is in all material respects a complete and adequate translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii)

an opinion from each of the auditors referred to in Subsection 5(c), addressed to the Underwriters and the Underwriters' counsel and dated the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in Subsection 5(d)(i) in the French language version of such document is in all material respects a complete and proper translation of the information contained in the English language versions thereof; and

(e)

prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures subject only to satisfaction by the Trust of customary post-closing conditions imposed by the TSX for conditional listing approval (the "Standard Listing Conditions").

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in Subsections 5(a) and (b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectuses, the Documents and any

Supplementary Material in connection with the offering and sale of the Offered Securities in the Qualifying Provinces (and in the United States as contemplated herein and in accordance with the terms hereof).

6.

Commercial Copies

(a)

The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus (and the Wrap as may be required) or such Supplementary Material (in both English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b)

The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

7.

Material Change

(a)

During the period of distribution of the Offered Securities, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i)

any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or consolidated results of operations of the Trust;

(ii)

any change in any material fact contained or referred to in the Prospectuses or any Supplementary Material; and

(iii)

the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(A)

render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B)

result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C)

result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or the Administrator are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and the Administrator shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b)

During the period of distribution of the Offered Securities, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i)

any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii)

the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose;

(iii)

the receipt by the Trust or the Administrator of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Securities; and

(iv)

any proposed material amendment to the Share Purchase Agreement or the Teaming Agreement.

(c)

The Trust and the Administrator will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in Subsections 7(a) or (b) above and the Trust and the Administrator will prepare and file promptly at the Underwriters' reasonable request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and the Administrator shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in Section 5 above.

(d)

During the period of distribution of the Offered Securities, the Trust and the Administrator will promptly provide to the Underwriters, for review on a confidential basis (provided the Underwriters are able to fulfill their legal obligations) by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i)

any financial statement of the Trust and management’s discussion and analysis relating thereto;

(ii)

any annual information form, material change report, interim report, or information circular, or any amendment of any of the foregoing; and

(iii)

any press release of the Trust,

and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the crude oil, natural gas liquids and natural gas reserves, or value, attributable to the assets in which POT has a direct or indirect interest or the Acquired Assets prepared by McDaniel, Ryder Scott or any other independent engineer as soon as practicable following receipt thereof by the Trust, POT or the Administrator.

8.

Regulatory Approvals

(a)

The Trust will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures have been approved for listing and posting for trading on the TSX prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Trust of the Standard Listing Conditions.

(b)

The Trust will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Trust will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

9.

Representations and Warranties of the Trust, POT and the Administrator

(a)

Each delivery of the Prospectuses pursuant to Section 5 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust, POT and the Administrator (and each of the Trust, POT and the Administrator hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i)

all material information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein:

(A)

are at the respective dates of such documents, true and correct in all material respects;

(B)

contain no misrepresentation; and

(C)

constitute full, true and plain disclosure of all material facts relating to the Trust, POT and the Administrator, the Offered Securities;

(ii)

the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, complies in all material respects with the Applicable Securities Laws, including without limitation National Instrument 44-101 and the simplified prospectus rules of the Securities Act (Quebec); and

(iii)

except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus or any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, POT or the Administrator.

(b)

In addition to the representations and warranties contained in Section 9(a) hereof, each of the Trust, POT and the Administrator jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i)

the Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party, the POT Royalty Agreement and the agreements governing the Credit Facilities and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii)

POT has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and as all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party, the POT Royalty Agreement and the agreements governing the Credit Facilities and to own and administer its properties and assets;

(iii)

the Administrator has been duly incorporated and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iv)

the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets, in each jurisdiction where it carries on such activities;

(v)

each of POT and the Administrator is qualified to carry on business, including, without limitation, owning the assets described in the Prospectuses and the Documents, and is validly subsisting under the laws of each jurisdiction in which it carries on its business;

(vi)

except as disclosed in the Prospectuses, neither the Trust, POT nor the Administrator has any material subsidiaries, and aside from the foregoing neither the Trust, POT nor the Administrator is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA) that is material to the operations of the Trust on a consolidated basis;

(vii)

the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the assets described in the Prospectuses and the Documents and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(viii)

all of the issued and outstanding shares in the capital of the Administrator are fully paid and non-assessable and legally (in registered form by the Trustee, on behalf of the Trust) and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (except for security, pledges and similar instruments granted by the Trust to its lenders) and no person holds any securities convertible into or exchangeable for issued or unissued shares of the Administrator or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of the Administrator;

(ix)

all of the beneficial interest in POT is held by the Administrator, as the trustee of POT, for the benefit of and on behalf of the Trust and POT has no other debt or equity securities outstanding other than certain debt instruments owing to the Trust;

(x)

no person has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Trust Units or other securities of either the Trust or POT, other than: 1. in respect of Trust Units issuable on the conversion of the 8% Debentures, the Second Debentures and the Third Debentures; 2. in respect of incentive rights or bonus rights to acquire Trust Units issued to directors, officers, employees and other service providers of the Administrator pursuant to the Trust Unit Incentive Plan of the Trust and Bonus Rights Plan, respectively; and 3. pursuant to the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust;

(xi)

(A)

the Trust has full power and authority to issue the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures and to grant the Over-Allotment Option;

(B)

at the Closing Date, the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance in accordance with the Subscription Receipt Agreement, the Indenture and the Trust Indenture, as applicable;

(C)

upon receipt of the purchase price therefor, the Offered Receipts and the Offered Debentures will be duly and validly issued as fully paid and non-assessable; and

(D)

upon issuance of the Trust Units pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures in accordance with the Subscription Receipt Agreement, the Indenture and the Trust Indenture, as applicable, those Trust Units will be duly issued as fully paid and non-assessable;

(xii)

none of the Trust, POT or the Administrator is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement, the Subscription Receipt Agreement and the Indenture by the Trust, POT and the Administrator, as applicable, or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, the POT Indenture, any term or provision of the articles, by-laws, resolutions of the directors, unitholders (including the Unitholders) or shareholders of the Trust, POT or the Administrator, as the case may be, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, the POT Royalty Agreement, the agreements governing the Credit Facilities and any Material Agreement to which the Trust, POT or the Administrator is a party or by which the Trust, POT or the Administrator is bound, or any statute, rule or regulation or, to the knowledge of the Trust, POT and the Administrator, any judgment, decree or order applicable to the Trust, POT or the Administrator, in each case which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, POT or the Administrator (taken as a whole);

(xiii)

each of the Trust, POT and the Administrator has full trust or corporate power and authority to enter into this agreement, the Subscription Receipt Agreement and the Indenture, as applicable, and to perform its respective obligations set out herein, and this agreement has been and, at the Closing Time, the Subscription Receipt Agreement and

the Indenture will be, duly authorized, executed and delivered by the Trust, POT and the Administrator, as applicable, and this agreement is and, at the Closing Time, the Subscription Receipt Agreement and the Indenture will be, a legal, valid and binding obligation of the Trust, POT and the Administrator, as applicable, enforceable against the Trust, POT and the Administrator, as applicable, in accordance with its terms subject to the general qualifications that:

(A)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;

(B)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(C)

the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D)

the applicable laws regarding limitations of actions;

(E)

enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(F)

enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G)

rights to indemnity and contribution under this agreement may be limited or unavailable under applicable law;

(xiv)

there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses or the Documents and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust since December 31, 2006 except as disclosed in the Prospectuses or the Documents; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust which have not been disclosed in the Prospectuses or the Documents;

(xv)

the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust as at the dates thereof and for the periods then ended and reflect all material assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvi)

to the knowledge of the Trust, POT and the Administrator, the PrivateCo Financial Statements contained in the Prospectuses fairly present, in all material respects in accordance with generally accepted accounting principles in the United States, consistently applied, the financial position and condition, results of operations, cash flows and other information purported to be shown therein of PrivateCo as at the dates thereof and for the periods then ended and reflect all material assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of PrivateCo as at the dates thereof required to be disclosed by generally accepted accounting principles in the United States, and include all adjustments necessary for a fair presentation;

(xvii)

to the knowledge of the Trust, POT and the Administrator, the Acquired Assets Financial Statements contained in the Prospectuses fairly present, in all material respects in accordance with Canadian generally accepted accounting principles, consistently applied, as such principles apply to a schedule of revenue, royalty income, royalties and operating expenses and the other information purported to be shown therein attributable to the Acquired Assets as at the dates thereof and for the periods then ended;

(xviii)

the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust and PrivateCo, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

(xix)

no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust, POT or the Administrator in connection with the sale and delivery of the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures, except such as may be required under the Applicable Securities Laws and by the TSX;

(xx)

except as set forth in the Preliminary Prospectus, there are no actions, suits, proceedings or inquiries existing or (as far as the Trust, POT or the Administrator are aware) pending or threatened against or affecting the Trust, POT, the Administrator or any of their respective subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or consolidated results of operations of the Trust, or which affects or may affect the distribution of the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures;

(xxi)

except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect on the Trust, on a consolidated basis, each of the Trust, POT, the Administrator and their respective subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, if any, to which it is a party;

(xxii)

each of the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements constitutes legal, valid and binding obligations of the Trust, POT, the Administrator and their respective subsidiaries, as applicable, enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;

(B)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(C)

the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D)

the applicable laws regarding limitations of actions;

(E)

enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; and

(F)

enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

each of the Trust, POT, the Administrator and their respective subsidiaries is in compliance, in all material respects, with the terms of the POT Royalty Agreement, the agreements governing the Credit Facilities and such Material Agreements to which it is a party and none of the Trust, POT, the Administrator and their respective subsidiaries are aware of any default or breach of a material nature under any of such agreements by any other party thereto;

(xxiii)

the Trust has not entered into any agreement, contract or understanding which is currently material to the Trust, other than the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, or as otherwise disclosed in the Public Record, prior to the date hereof, except as disclosed in the Preliminary Prospectus or the Documents;

(xxiv)

none of POT, the Administrator and their respective subsidiaries have entered into any agreement, contract or understanding which is currently material to the Trust, other than the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, or as otherwise disclosed in the Public Record, prior to the date hereof except as disclosed in the Preliminary Prospectus or the Documents;

(xxv)

the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statements;

(xxvi)

the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 86,910,300 Trust Units and no Special Voting Units are issued and outstanding;

(xxvii)

no person holds any securities convertible into or exchangeable for Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or Special Voting Units or other securities of the Trust, POT, the Administrator or any of their respective subsidiaries except for:

(A)

413,099 Trust Units issuable on the conversion, redemption or maturity of the 8% Debentures;

(B)

2,856,382 Trust Units issuable on the conversion, redemption or maturity of the Second Debentures;

(C)

4,200,504 Trust Units issuable on the conversion, redemption or maturity of the Third Debentures;

(D)

incentive rights to acquire an aggregate of 3,352,175 Trust Units pursuant to the Trust Unit Incentive Plan of the Trust;

(E)

bonus rights to acquire an aggregate of 40,207 Trust Units pursuant to the Bonus Rights Plan; and

(F)

any Trust Units issuable from time to time under the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust;

(xxviii)

no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or the Administrator are aware) threatened;

(xxix)

Computershare Trust Company of Canada at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units, and at the Closing Date will be the duly appointed transfer agent of the Subscription Receipts, escrow agent under the Subscription Receipt Agreement, trustee under the Indenture, and at its principal offices in the cities of Calgary and Toronto will be the duly appointed transfer agent of the Debentures;

(xxx)

the minute books and corporate records of the Trust, POT, the Administrator and their respective subsidiaries made available to the Underwriters' counsel contain true and correct copies, in all material respects, of the constating documents of the Administrator and the minutes and resolutions of the trustees, directors, shareholders and unitholders (including the Unitholders) of the Trust, POT, the Administrator and their respective subsidiaries, as applicable, and at the Closing Date will contain the minutes (in draft form in respect of meetings held since April 30, 2007) of all meetings and all resolutions of the trustees, directors, shareholders and unitholders (including the Unitholders) of the Trust, POT, the Administrator and their respective subsidiaries, as applicable, and there have been no other meetings, resolutions or proceedings of the trustees, directors, shareholderss or unitholders (including the Unitholders) not reflected in such minute books and corporate records other than those which are not material in the context of such entities, as applicable;

(xxxi)

other than as provided for in this agreement, none of the Trust, POT, the Administrator and their respective subsidiaries have incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation with respect to the transactions contemplated herein;

(xxxii)

the issued and outstanding Trust Units, 8% Debentures, Second Debentures and Third Debentures are listed and posted for trading on the TSX;

(xxxiii)

the Trust is a "reporting issuer" in all of the provinces and territories of Canada within the meaning of the Applicable Securities Laws in such provinces and territories and is not in default of any material requirement of the Applicable Securities Laws in any material respect;

(xxxiv)

the definitive forms of certificates for the Trust Units and the Debentures are in due and proper form under the laws governing the Trust and in compliance with the requirements of the TSX;

(xxxv)

the Trust, POT and the Administrator have made available to McDaniel, prior to the issuance of the McDaniel Report and for the purpose of preparing the McDaniel Report, all information requested by McDaniel, which information did not contain any material misrepresentation at the time such information was provided. None of the Trust, POT or the Administrator has any knowledge of a material adverse change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to McDaniel since the date that such information was so provided. Each of the Trust, the Administrator and POT believes that the McDaniel Report reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as at December 31, 2006 based upon information available at the time such reserves information was prepared, and the Trust, POT and the Administrator believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxvi)

each of the Trust, the Administrator and POT believes, to the best of is knowledge, that the Ryder Scott Report reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as at December 31, 2006 based upon information available at the time such reserves information was prepared (which information the Trust, the Administrator and POT have no access to or knowledge of), and the Trust, POT and the Administrator believe that at the date of such report (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report) the aggregate quantity or pre-tax present worth values of such reserves and the estimated monthly production volumes therefrom are not materially inconsistent with the Trust’s internal evaluation of such reserves;

(xxxvii)

although the Trust, POT, and the Administrator do not warrant title, none of the Trust, POT and the Administrator are aware of any defects, failures or impairments in the title of POT to the assets described in the Prospectuses and the Documents, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: 5. the quantity and pre-tax present worth values of the assets described in the Prospectuses and the Documents; 6. the current production volumes of POT, on a consolidated basis; or 7. the current cash flow of POT;

(xxxviii)

although the Trust, POT, and the Administrator do not warrant title, to the knowledge of the Trust and the Administrator, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses or otherwise disclosed in writing to the Underwriters prior to the execution and delivery hereof;

(xxxix)

each of the Trust, POT, the Administrator and their respective subsidiaries have been and are in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, ("Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance except where such non-compliance would not have a material adverse effect on the Trust on a consolidated basis;

(xl)

each of the Trust, POT, the Administrator and their respective subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "Environmental Permits") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a material adverse effect on the Trust, on a consolidated basis;

(xli)

none of the Trust, POT, the Administrator and their respective subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and none of the Trust, POT, the Administrator and their respective subsidiaries including, if applicable, any predecessor companies) have settled any allegation of material non-compliance short of prosecution.  There are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust, POT, the Administrator or any of their respective subsidiaries, nor have any of the Trust, POT, the Administrator and their respective subsidiaries received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(xlii)

the Administrator has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by the Administrator to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xliii)

the attributes and characteristics of the Offered Receipts, the Offered Debentures and the Trust Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xliv)

with such exceptions as are not material to the Trust, on a consolidated basis, each of the Trust, POT, the Administrator and their respective subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust, POT, the Administrator or any of their respective subsidiaries and to the best of the knowledge, information and belief of the Trust, POT, and the Administrator there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, POT, the Administrator or any of their respective subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xlv)

there has not been any “disagreement” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with the auditors of any of the Trust, POT or the Administrator, as applicable, since their respective dates of formation or incorporation, as the case may be.

(xlvi)

the representations and warranties of the Trust, POT, the Administrator and their respective subsidiaries, as applicable, in the Share Purchase Agreement and Teaming Agreement (when executed and delivered in its final form), a true copy of which has been provided to the Underwriters, are true and correct in all material respects as of the date hereof, except as such:

(A)

would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise) or results of operations of the Trust, on a consolidated basis; or

(B)

would allow the Sellers or Baytex Energy, as applicable, to terminate the Share Purchase Agreement or the Teaming Agreement, as applicable.

(xlvii)

none of the Trust, POT and the Administrator have any reason to believe that the representations and warranties to be made by the parties to the Share Purchase Agreement and the Teaming Agreement, other than the Trust, POT, the Administrator and their respective subsidiaries, will not be true and correct in all material respects as of the date they are made or that any of those parties is in breach of any of their respective covenants in those agreements except such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise) or results of operations of the Acquired Assets or the Trust, on a consolidated basis;

(xlviii)

to the knowledge of the Trust, POT and the Administrator, no event has occurred or condition exists which is reasonably likely to prevent the Acquisition from being completed prior to 5:00 p.m. (Calgary time) on August 31, 2007;

(xlix)

none of the Trust, POT and the Administrator is aware of any defects, failures or impairments in the title of PrivateCo to the Acquired Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the Acquired Assets; (B) the current production volumes of the Acquired Assets; or (C) the current cash flow of the Acquired Assets;

(l)

the Trust shall pay on the Trust Units issued upon exercise of the Offered Receipts the Special Interest, to the extent payable, pursuant to the terms of the Subscription Receipt Agreement;

(li)

the aggregate value, based on issue price, of all New Equity issued by the Trust in the period commencing November 1, 2006 and ending on the date hereof, is not greater than $23.5 million.  For the purposes of this paragraph, "New Equity" means trust units and debt that is convertible into trust units, excluding any New Equity that was used to replace debt of the Trust that was outstanding on October 31, 2006 and New Equity issued upon the exchange of previously existing exchangeable shares;

(lii)

the value, based on market trading price, of the Trust's issued and outstanding publicly traded Trust Units (excluding debt, options or other interests that were convertible into Trust Units) as of the end of trading on October 31, 2006 was at least $1.46 billion; and

(liii)

the Trust makes the representations, warranties and covenants applicable to it set out in Schedule “A” attached hereto, which shall be deemed to be incorporated by reference into this agreement.

10.

Indemnity

(a)

Each of the Trust, POT and the Administrator, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)

any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii)

any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable in connection with the conversion, redemption or maturity of the Offered Debentures imposed by any competent authority (not based upon the wrongful activities or alleged wrongful activities of the Underwriters or their banking or Selling Dealer Group members, if any) if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Subsection 10(a)(ii);

(iv)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable in connection with the conversion, redemption or maturity of the Offered Debentures; or

(v)

any breach of, default under or non-compliance by the Trust, POT or the Administrator with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, POT or the Administrator hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b)

If any claim contemplated by Subsection 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "Indemnified Person") shall notify the Trust, POT and the Administrator (collectively the "Indemnifying Parties") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Subsection 10(a) if:

(i)

the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii)

the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii)

the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c)

Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d)

If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)

The rights and remedies of the Indemnified Persons set forth in Sections 10, 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)

The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this Section 10 and under Section 11 with respect to all such agents, directors, officers, shareholders and employees.

(g)

The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity.  It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h)

The rights of indemnity contained in this Section 10 shall not apply if the Indemnifying Parties have complied with the provisions of Sections 4 and 5 (or the Underwriters have otherwise agreed to waive compliance therewith) and the person asserting any claim contemplated by this Section 10 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i)

If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

11.

Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)

in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Securities; or

(b)

if the allocation provided by Subsection 11(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Subsection 11(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Section 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this Section 11 shall be limited to the amount actually received by the Underwriters under Section 2.

12.

Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Receipts and the Offered Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, the Subscription Receipt Agreement, the Indenture, any Supplementary Material and the "greensheet", if any, and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, all reasonable expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.  The fees, disbursements and expenses of the Underwriters’ counsel shall be borne by the Underwriters except that the Trust shall reimburse the Underwriters for such fees, disbursements and expenses to the extent they are reasonable if the sale of the Firm Receipts and the Offered Debentures is not completed due to any failure of the Trust to comply with the terms of this agreement.

13.

Termination

(a)

In addition and without prejudice to any other remedies which may be available to the Underwriters, or any of them, the Underwriters may, without liability, terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(i)

any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of any of the Offered Securities or the Trust Units issuable pursuant to the Offered Receipts is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)

there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is issued by any governmental authority or exchange; or any law or regulation is promulgated, changed or announced; or any announcement of any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof (except for any inquiry, action, suit, investigation or other proceeding or order issued based on the activities or alleged activities of the Underwriters or any one of them or the members of the Selling Dealer Group); which in the opinion of the Underwriters or any one of them, acting reasonably, is expected to prevent or materially restrict the trading in or the distribution of the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts or any other securities of the Trust or would reasonably be expected to have a material adverse effect on the market price or value of the Trust Units or other securities of the Trust;

(iii)

there shall have occurred any material change (actual, anticipated, contemplated or threatened, financial or otherwise), as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of the Administrator, or in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or condition (financial or otherwise), business or business prospects of the Trust, on a consolidated basis, or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, on a consolidated basis, or any change in a material fact, or the Underwriters become aware of any undisclosed material information, in any case which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts or any other securities of the Trust or the investment quality or marketability of the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts or any other securities of the Trust;

(iv)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation or any other occurrence of any nature whatsoever which, in the sole opinion of the Underwriters or any one of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, on a consolidated basis;

(v)

the Underwriters shall become aware of any adverse material change with respect to the Trust, on a consolidated basis, which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi)

the Trust, POT or the Administrator shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect (including, for certainty, a failure to obtain the final MRRS decision referred to in Section 4(b)(iii)(C) within such time as would reasonably enable the Closing Date to occur on or before June 29, 2007); or

(vii)

there shall have occurred a Termination Time.

(b)

The Underwriters, or any of them, may exercise any or all of the rights provided for in Subsection 13(a) or Sections 14 or 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Securities for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Subsection 13(a) or Sections 14 or 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)

Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, POT or the Administrator under Sections 10, 11 or 12.

(d)

If an Underwriter elects to terminate its obligations to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, POT or the Administrator, the liability of the Trust, POT or the Administrator hereunder shall be limited to the indemnity referred to in Section 10, the contribution rights referred to in Section 11 and the payment of the expenses referred to in Section 12.

14.

Closing Documents

The obligations of the Underwriters hereunder to purchase the Firm Receipts and the Offered Debentures at the Closing Time shall be conditional upon: the Trust, POT and the Administrator having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed; there not having occurred any event or circumstance which, with the passage of time or notice or both, would entitle the Underwriters to terminate this agreement pursuant to Section 13(a); and the Underwriters receiving at the Closing Time:

(a)

favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered

Securities, the Trust, POT, the Administrator and the transactions contemplated hereby, including, without limitation, that:

(i)

each of PET and POT is validly existing as a trust under the laws of Alberta;

(ii)

the Administrator is a valid and subsisting corporation under the laws of Alberta;

(iii)

PET, through the Trustee and the Administrator, has the power, authority and capacity to issue the Offered Securities and to execute and deliver this agreement and to carry out its obligations hereunder;

(iv)

POT, through the Administrator in its capacity as the trustee of POT, has the power, authority and capacity to execute and deliver this agreement and to carry out its obligations hereunder;

(v)

the Administrator has the required power, authority and capacity to execute and deliver this agreement, both in its own capacity and for and on behalf of each of PET and POT, and to carry out its and their respective obligations hereunder;

(vi)

the Trustee, on behalf of the Trust is the registered holder of all the issued and outstanding shares of the Administrator, all of which have been duly authorized;

(vii)

each of the Trust, POT and the Administrator has all necessary trust or corporate power and authority to enter into this agreement, the Subscription Receipt Agreement and the Indenture and to perform its obligations set out herein and therein, as the case may be, and each of this agreement, the Subscription Receipt Agreement and the Indenture has been duly authorized, executed and delivered by the Trust, POT and the Administrator, as applicable, and constitutes a legal, valid and binding obligation of each of the Trust, POT and the Administrator, as applicable, enforceable against the Trust, POT and the Administrator, as applicable, in accordance with its terms subject to qualifications as to the validity, binding effect and enforceability of this agreement as are customary for a transaction of this nature;

(viii)

the execution and delivery of this agreement, the Subscription Receipt Agreement and the Indenture and the fulfilment of the terms hereof and thereof by each of the Trust, POT and the Administrator, as applicable, and the performance of and compliance with the terms of each of this agreement, the Subscription Receipt Agreement and the Indenture by the Trust, POT and the Administrator, as applicable, does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws of the Province of Alberta or any term or provision of the Trust Indenture, the POT Indenture, the articles, by-laws or resolutions of the directors, shareholders or unitholders (including the Unitholders) of the Trust, POT or the Administrator, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, POT or the Administrator is a party or by which it is bound, of which such counsel is aware including, without limitation, the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust, POT or the Administrator (taken as a whole);

(ix)

the forms of the definitive certificate representing the Subscription Receipts, the Debentures and the Trust Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(x)

the Firm Receipts (or Offered Receipts, as applicable) and the Offered Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable Subscription Receipts and Debentures, respectively, of the Trust;

(xi)

the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures will, upon issuance in accordance with the terms of the Subscription Receipt Agreement, the Indenture and the Trust Indenture, as applicable, be issued as fully paid and non-assessable Trust Units;

(xii)

the attributes of the Offered Securities and the Trust Units conform in all material respects with the descriptions thereof contained in the Prospectuses;

(xiii)

subject to the assumptions and qualifications stated in the Prospectus, the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon the conversion, redemption or maturity of the Offered Debentures are qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (except for deferred profit sharing plans to which the Trust made a contribution);

(xiv)

all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Securities for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xv)

no filing, proceeding, approval, consent or authorization is required to be made, taken or obtained by the Trust under the securities laws of the Qualifying Provinces to permit the issuance by the Trust of the Trust Units issuable pursuant to the Offered Securities provided that no commission or other remuneration is paid or given in respect of the distribution except for administrative or professional services or for services performed by a registered dealer;

(xvi)

the first trade by a holder of Trust Units received pursuant to the Offered Securities will not be subject to the prospectus requirements of the securities legislation of the Qualifying Provinces and no filing, proceeding, approval, consent or authorization under the securities legislation of the Qualifying Provinces will be required to permit the trading of such Trust Units in the Qualifying Provinces, provided that the trade is not a Control Distribution and the Trust is a "reporting issuer" for the purposes of National Instrument 45-102  Resale of Securities at the time of such trade in the jurisdiction where such trade occurs;

(xvii)

the Trust is a "reporting issuer" not included in a list of defaulting reporting issuers maintained by the ASC pursuant to Section 141 of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Securities Laws of each of the other Qualifying Provinces;

(xviii)

the Trust has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and the Administrator to authorize the execution and delivery by the Trust of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xix)

subject to the qualifications and assumptions set out therein, the statements in the Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons resident in Canada who hold Purchased Securities as capital property and who deal at arm's length with the Trust, POT and the Administrator;

(xx)

all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Purchased Securities to purchasers in the Province of Québec;

(xxi)

the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures are conditionally listed and, upon notification to the TSX of the issuance and sale thereof and fulfillment of the conditions set out in the TSX letter relating to such listing, will be posted for trading on the TSX;

(xxii)

confirmation of the authorized and issued capital of the Trust; and

(xxiii)

Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the Escrow Agent, the trustee under the Indenture and the transfer agent and registrar for the Trust Units, the Subscription Receipts and the Debentures;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Purchased Securities and the first trade of the Trust Units issuable pursuant to the Offered Receipts or upon the conversion, redemption or maturity of the Offered Debentures, as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, POT, the Administrator, the transfer agent and each of the Trust's auditors and any other auditors (including Deloitte & Touche LLP) which have audited any of the financial statements included or incorporated by reference in the Prospectuses as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, POT and the Administrator, including the issuance of the Offered Securities;

(b)

if any of the Offered Securities are sold in the United States, a favourable legal opinion of Dorsey & Whitney LLP or other recognized counsel acceptable to the Underwriters, acting reasonably, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters of United States law as the Underwriters may reasonably request relating to the offering of the Offered Securities, the Trust, POT, the Administrator and the transactions contemplated hereby;

(c)

a certificate of each of the Trust, POT and the Administrator dated the Closing Date, addressed to the Underwriters and signed on behalf of the Trust, POT and the Administrator by the Chief Executive Officer and Chief Operating Officer of the Administrator or such other officers or directors of the Administrator satisfactory to the Underwriters, acting reasonably, certifying that:

(i)

each of the Trust, POT and the Administrator has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

except for changes contemplated by this agreement, the representations and warranties of the Trust, POT and the Administrator set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time;

(iii)

no event of a nature referred to in Subsection 13(a)(i), (ii), (vi) or (vii) has occurred or to the knowledge of such officer is pending, contemplated or threatened; and

(iv)

the Share Purchase Agreement and the Teaming Agreement have not been terminated and that no event has occurred or condition exists which will prevent the Acquisition from being completed prior to 5:00 p.m. (Calgary time) on August 31, 2007 substantially and in all material respects as contemplated in the Share Purchase Agreement and Teaming Agreement;

and the Underwriters shall have no knowledge to the contrary;

(d)

a comfort letter of each of the Trust's auditors and any other auditors (including Deloitte & Touche LLP) which have audited any of the financial statements included or incorporated by reference in the Prospectuses, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 5(c) up to the Closing Time, which comfort letters shall be not more than two Business Days prior to the Closing Date;

(e)

evidence satisfactory to the Underwriters that the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures have been conditionally listed on the TSX not later than the close of business on the last Business Day preceding the Closing Date, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

(f)

an agreement of Mr. C.H. Riddell, satisfactory in form and substance to the Underwriters, not to, and to cause any company or other entity over which he exercises effective control not to, directly or indirectly, sell or offer to sell more than 400,000 Trust Units, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into more than 400,000 Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of more than 400,000 Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, at any time within 90 days following the Closing Time, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld; and

(g)

such other certificates and documents as the Underwriters may request, acting reasonably.

15.

Deliveries

(a)

The sale of the Purchased Securities shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree.  Subject to the conditions set forth in Section 14, the Underwriters, on the Closing Date, shall deliver, by bank or wire transfer (A) to the Trust the amount of $75,000,000 in respect of the Offered Debentures; and (B) to the Escrow Agent, on behalf of the Trust, an amount equal to $250,512,500, in respect of the Firm Receipts, against delivery by the Trust of:

(i)

the opinions, certificates and documents referred to in Section 14;

(ii)

definitive certificates representing, in the aggregate, all of the Purchased Securities registered in the name of BMO Nesbitt Burns Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii)

a certified cheque or bank draft payable to BMO Nesbitt Burns Inc. representing the Underwriting Fee provided for in Section 2(a).

(b)

Notwithstanding Section 15(a), the Underwriters may deduct the Underwriting Fee from the gross proceeds of the offering, in which case the Underwriters, at the Closing Time, shall, subject to the provisions hereof, deliver the amounts required pursuant to this Section 15, by bank or wire transfer, a net amount equal to the difference resulting from subtracting the Underwriting Fee from the gross proceeds of the offering against the deliveries set forth in Sections 15(a)(i), (ii) and (iii).

(c)

The sale of the Over-Allotment Receipts, if applicable, shall be completed at the time ("Additional Closing Time") specified by the Underwriters in the written notice given by the Underwriters to the Trust pursuant to their election to purchase such Over-Allotment Option Receipts (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice given by the Underwriters to the Trust in respect of the Over-Allotment Option Receipts), or at such other time and date as the Underwriters and the Trust may agree and at the offices of the Trust’s counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree.  Subject to the conditions set forth in Section 14, the Underwriters, at the Additional Closing Time, shall deliver to the Escrow Agent, on behalf of the Trust, the amount of $12.25, in respect of each Over-Allotment Option Receipt agreed to be purchased by the Underwriters from the Trust pursuant to their exercise of the Over-Allotment Option by wire transfer, against delivery by the Trust of:

(i)

the opinions, certificates and documents referred to in Section 14;

(ii)

definitive certificates representing, in the aggregate, all of the Over-Allotment Receipts agreed to be purchased by the Underwriters from the Trust pursuant to their exercise of the Over-Allotment Option registered in the name of BMO Nesbitt Burns Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Additional Closing Time; and

(iii)

payment to BMO Nesbitt Burns Inc., by bank or wire transfer or such other means as the Trust and the Underwriters may agree, of the fee provided for in Section 2(b) in respect of the Over-Allotment Option Receipts agreed to be purchased by the Underwriters from the Trust pursuant to their exercise of the Over-Allotment Option;

or the Underwriters may, in their discretion, deliver by wire transfer the amount in respect of the Over-Allotment Option Receipts referred to above and net of the amount referred to in 15(c)(iii).

16.

Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, and after consultation with the other Underwriters, which consent may not be unreasonably withheld (provided that the foregoing will not restrict the

Trust from granting incentive rights to acquire Trust Units to directors, officers, employees and other service providers of the Administrator pursuant to the Trust Unit Incentive Plan of the Trust or issuing Trust Units pursuant to such incentive rights, pursuant to the Bonus Rights Plan or issuing Trust Units pursuant to such bonus rights, pursuant to the Trust's Distribution Reinvestment and Optional Trust Unit Purchase Plan, pursuant to conversion of the 8% Debentures, Second Debentures or Third Debentures or on the conversion or exchange of the Offered Receipts or any Offered Debentures).

17.

Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, POT or the Administrator, be addressed to the Trust, c/o S.L. Riddell Rose, at the above address, Fax No. (403) 269-4444, with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta  T2P 3N9

Attention:

Jay P. Reid

Fax No.:

(403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

BMO Nesbitt Burns Inc.
2200, 333 – 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention:

Shane C. Fildes

Fax No.:

(403) 515-1535

and

Scotia Capital Inc.
2000, 700 – 2nd Street S.W.
Calgary, Alberta  T2P 2W1

Attention:

Mike Jackson

Fax No.:

(403) 298-4099

and

CIBC World Markets Inc.
900, 855 – 2nd  Street S.W.

Calgary, Alberta  T2P 4J7

Attention:

Michael W. de Carle

Fax No.:

(403) 260-0524

and

TD Securities Inc.
800, 324 – 8th Avenue S.W.
Calgary, Alberta  T2P 2Z2

Attention:

Alec W.G. Clark

Fax No.:

(403) 292-2776

and

National Bank Financial Inc.
2802, 450 – 1st Street S.W.
Calgary, Alberta  T2P 5H1

Attention:

Dion Degrand

Fax No.:

(403) 265-0543

and

RBC Dominion Securities Inc.
1100, 888 – 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Attention:

Robi Contrada
Fax No.:

(403) 299-6900

and

FirstEnergy Capital Corp.
1100, 311 – 6th Avenue S.W.
Calgary, Alberta  T2P 3H2

Attention:

John S. Chambers

Fax No.:

(403) 262-0688

and

GMP Securities L.P.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:

Sandy L. Edmonstone
Fax No.:

(403) 543-3589

and

Raymond James Ltd.
2500, 707 – 8th Avenue S.W.
Calgary, Alberta T2P 1H5

Attention:

Edward J. Bereznicki
Fax No.:

(403) 509-0535

and

Blackmont Capital Inc.
2200, 440 -2nd Avenue S.W.

Calgary, Alberta T2P 5E9

Attention:

John Peltier

Fax No.

(403) 260-5751

and

Canaccord Capital Corporation
Suite 2200, 450 – 1st Street S.W.
Calgary, Alberta  T2P 5P8

Attention:

Timothy J. Hart
Fax No.:

(403) 508-3866

and

Cormark Securities Inc.
1800, 300 – 5th Avenue SW
Calgary, Alberta  T2P 3C4

Attention:

Ron A. MacMicken
Fax No.:

(403) 266-4222

and

Dundee Securities Corporation
3600, 350 – 7th Avenue S.W.
Calgary, Alberta  T2P 3N9

Attention:

Sheldon McDonough

Fax No.:

(403) 264-6331

and

Peters & Co. Limited
3900, 888 – 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Attention:

Cameron Plewes

Fax No.:

(403) 261-7570

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Attention:

Leland P. Corbett

Fax No.:

(403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)

a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)

a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

18.

Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust, POT and the Administrator shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Purchased Securities, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

19.

Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in Section 9) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Purchased Securities, the termination of this agreement and the distribution of the Purchased Securities pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters for a period of three years from the Closing Date regardless of any investigation by or on behalf of the Underwriters with respect thereto.

20.

Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a)

each of the Underwriters shall be obligated to purchase only the percentage of the total number of Purchased Securities set forth opposite their names set forth in this Section 20; and

(b)

if an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Purchased Securities which that Underwriter has agreed to purchase under this agreement (other than in accordance with Section 13) (the "Defaulted Securities"), the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities pro rata according to the number of Purchased Securities to have been acquired by the Continuing Underwriters under this agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters.  If no such agreement has been made and the aggregate number of Defaulted Securities to be purchased by the Refusing Underwriter(s) does not exceed 5% of the Purchased Securities, the Continuing Underwriters will be obligated to purchase the Defaulted Securities on the terms set out in this agreement in proportion to their obligations under this agreement.  If the aggregate number of Defaulted Securities to be purchased by the Refusing Underwriter(s) exceeds 5% of the Purchased Securities, the Continuing Underwriters will not be obligated to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted Securities:

(i)

the Continuing Underwriters will not be obligated to purchase any of the Purchased Securities;

(ii)

the Trust will not be obligated to sell less than all of the Purchased Securities; and

(iii)

the Trust, POT and the Administrator will be entitled to terminate their obligations under this agreement, in which event there will be no further liability on the part of such parties or the Continuing Underwriters, except pursuant to the provisions of Sections 10, 11 and 12 hereof.

The applicable percentage of the total number of Purchased Securities which each of the Underwriters shall be separately obligated to purchase is as follows:

BMO Nesbitt Burns Inc.	27%
Scotia Capital Inc.	18%
CIBC World Markets Inc.	14%
TD Securities Inc.	14%
National Bank Financial Inc.	5%
RBC Dominion Securities Inc.	5%
FirstEnergy Capital Corp.	4%
GMP Securities L.P.	4%
Raymond James Ltd.	3%
Blackmont Capital Inc.	2%
Canaccord Capital Corporation	1%
Cormark Securities Inc.	1%
Dundee Securities Corporation	1%
Peters & Co. Limited	1%
TOTAL:	100%

Nothing in this agreement shall obligate the Trust to sell to the Underwriters less than all of the Firm Receipts and Offered Debentures or relieve any Underwriter in default from liability to the Trust, POT or the Administrator or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder.  In the event of a termination by the Trust, POT or the Administrator of their obligations under this agreement, there shall be no further liability on the part of the Trust, POT or the Administrator to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 10, 11 or 12.

21.

Authority to Bind Underwriters

The Trust, POT and the Administrator shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by BMO Nesbitt Burns Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 10 or 11, any matter referred to in Section 13 or any agreement under Section 20.  While not affecting the foregoing, BMO Nesbitt Burns Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

22.

Underwriters Covenants

(a)

Each of the Underwriters covenants and agrees with the Trust that it will:

(i)

offer the Offered Securities for sale to the public only in those of the Qualifying Provinces in which it is appropriately registered to do so, and may, subject to the terms of this agreement, offer the Offered Securities for sale in the United States only in the manner contemplated by Schedule "A" attached hereto, which is incorporated herein by reference;

(ii)

conduct activities in connection with the proposed offer and sale of the Offered Securities in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Securities;

(iii)

use all reasonable efforts to complete the distribution of the Offered Securities as soon as possible;

(iv)

not to make use of any "greensheet" in respect of the Offered Securities without the approval of the Administrator and shall comply with Applicable Securities Laws with respect to the use of "greensheets" and any other marketing material during the waiting period;

(v)

give prompt written notice to the Administrator when, in the opinion of the Underwriters, the distribution of the Offered Securities has ceased;

(vi)

not solicit subscriptions for the Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities outside of the Qualifying Provinces or, subject to Section 22(c), in other jurisdictions outside of Canada; and

(vii)

as soon as reasonably practicable after the Closing Date (and in any event, not later than 30 days following the cessation of distribution of the Offered Securities) provide the Trust with a breakdown of the number of Purchased Securities sold in each of the Qualifying Provinces and, upon completion of the distribution of the Purchased Securities, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(b)

For the purposes of this Section 22, the Underwriters shall be entitled to assume that the Offered Securities may be lawfully offered for sale and sold in the Qualifying Provinces by duly qualified investment dealers and brokers under Applicable Securities Laws in the Qualifying Provinces, if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or the Administrator, of any circumstances that would legally prohibit such distribution.

(c)

The Underwriters shall be entitled to offer the Offered Securities to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule shall be deemed to be incorporated by reference into this agreement.

(d)

No Underwriter will be liable to the Trust under this Section 22 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

23.

Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

24.

Relationship Between the Trust, POT and the Administrator and the Underwriters

The Trust, POT and the Administrator: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, POT or the Administrator nor otherwise fiduciaries of the Trust, POT or the Administrator; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

25.

Stabilization

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Receipts, the Offered Debentures and the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

26.

Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, POT and the Administrator and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

27.

Time of the Essence

Time shall be of the essence of this agreement.

28.

Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

29.

Contractual Obligations of the Trust and POT

(a)

The parties hereto acknowledge that the Administrator is entering into this agreement in part in its capacity as agent of the Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, any of the Unitholders or the Administrator as agent for the Trustee, in their respective capacities as such, such that any recourse against the Trust, the Trustee, any Unitholder or the Administrator as agent for the Trustee, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended, restated or replaced from time to time.

(b)

The parties hereto acknowledge that the Administrator is entering into this agreement in part in its capacity as the trustee of POT on behalf of POT and the obligations of POT hereunder shall not be personally binding upon the Administrator (in its capacity as trustee of POT) or any of the beneficiaries (including its own beneficiaries) of POT in their respective capacities as such, such that any recourse against POT, the Administrator (in its capacity as trustee of POT) or any beneficiary (including its own beneficiaries) of POT, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of POT arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Properties, as defined in the POT Indenture, as amended, restated or replaced from time to time.

30.

Further Assurances

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

31.

Use of Proceeds

Each of the Trust, POT and the Administrator hereby covenant and agree to use the net proceeds of the sale of the Purchased Securities hereunder in accordance with the disclosure in the Prospectus.

32.

Distributions

The Trust agrees that it shall not prior to the Closing Date (assuming that the Closing Date occurs on or prior to June 29, 2007) declare or pay or establish a record date for any distributions to Unitholders of the Trust for which the record date is prior to the Closing Date (assuming that the Closing Date occurs on or prior to June 29, 2007), other than: (i) payment of the regular monthly distribution of $0.14 per Trust Unit which is payable on June 15, 2007 to Unitholders of record on May 31, 2007; and (ii) the establishment of a record date of June 30, 2007 for the regular monthly distribution of $0.14 per Trust Unit to be paid on July 16, 2007 to Unitholders of record on that record date.  The Trust acknowledges that it is a material term of this Agreement and the determination of the purchase price of the Offered Receipts that subscribers for the Offered Receipts receive the economic benefit of the distribution of $0.14 per Trust Unit which is payable on or about July 16, 2007 to Unitholders of record on June 29, 2007.  The Trust, POT and the Administrator agree that if for any reason the Closing Date occurs after June 29, 2007:

(a)

the Trust, POT and the Administrator shall, at the request of the Underwriters, reduce the purchase price for the Offered Receipts by the amount of any distributions in respect of which subscribers for the Offered Receipts would have received the economic benefit had the Closing Date occurred on June 29, 2007; and

(b)

the Underwriters shall have the right to postpone the Closing Date for such period, not exceeding 10 Business Days, in order that the required changes to the Prospectus or any other Documents may be effected.

33.

Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, POT or the Administrator.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Stikeman Elliott LLP.

BMO NESBITT BURNS INC.		SCOTIA CAPITAL INC.
By:	/s/ Shane C. Fildes	By:	/s/ Brett Undershute
CIBC WORLD MARKETS INC.		TD SECURITIES INC.
By:	/s/ Michael W. de Carle	By:	/s/ Alec W. G. Clark
NATIONAL BANK FINANCIAL INC.		RBC DOMINION SECURITIES INC.
By:	/s/ Dion Degrand	By:	/s/ Robi Contrada
FIRSTENERGY CAPITAL CORP.		GMP SECURITIES L.P.
By:	/s/ John S. Chambers	By:	/s/ Sandy L. Edmonstone
RAYMOND JAMES LTD.		BLACKMONT CAPITAL INC.
By:	/s/ Edward J. Bereznicki	By:	/s/ John Peltier
CANACCORD CAPITAL CORPORATION		CORMARK SECURITIES INC.
By:	/s/ Timothy J. Hart	By:	/s/ Ron A. MacMicken
DUNDEE SECURITIES CORPORATION		PETERS & CO. LIMITED
By:	/s/ Sheldon McDonough	By:	/s/ Cameron Plewes

ACCEPTED AND AGREED to as of the 29th day of May, 2007
PARAMOUNT ENERGY TRUST, by Paramount Energy Operating Corp. (as attorney-in-fact and agent of Computershare Trust Company of Canada)		PARAMOUNT ENERGY OPERATING CORP.
By:	/s/ Cameron R. Sebastian	By:	/s/ Cameron R. Sebastian
PARAMOUNT OPERATING TRUST, by its trustee, Paramount Energy Operating Corp.
By:	/s/ Cameron R. Sebastian

SCHEDULE "A"

TERMS AND CONDITIONS FOR
UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Paramount Energy Trust, Paramount Energy Operating Corp., Paramount Operating Trust, BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd., Blackmont Capital Inc., Canaccord Capital Corporation, Cormark Securities Inc., Dundee Securities Corporation and Peters & Co. Limited made as of May 29, 2007.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"American Depositary Share" means a security traded in the United States capital markets representing a claim to a security of a foreign issuer on deposit with a depositary;

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities or the Trust Units issuable pursuant thereto or upon conversion, redemption or maturity thereof;

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered

Debentures have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.  Accordingly, neither the Underwriters nor any of their affiliates, nor any person acting on their behalf, has made or will make:  (a) any Directed Selling Efforts with respect to the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures; or (b) except as provided in this Schedule "A", any offer to sell or solicitation of an offer to buy Offered Securities to any person in the United States or any sale of Offered Securities to any purchaser unless such purchaser was, or was reasonably believed by the Underwriters, their affiliates and any person acting on their behalf to be, outside the United States at the time he placed the order to purchase Offered Securities.

Each Underwriter represents and agrees to and with the Trust that:

1.

The Offered Securities, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.  It has not offered and sold, and will not offer and sell, any Offered Securities forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, members of the Selling Dealer Group or with the prior written consent of the Trust. It shall require each affiliate engaged in the offer and sale of the Offered Securities and each member of the Selling Dealer Group to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such affiliate or selling group member.

3.

All offers of Offered Securities in the United States shall be made by one or more of the Underwriters' U.S. registered broker-dealer affiliates in compliance with all applicable U.S. state and federal laws governing the registration and conduct of brokers and dealers.  All sales of Purchased Securities in the United States or to persons offered Offered Securities in the United States shall be made by an Underwriter or one of such affiliates acting as principal.

4.

Offers and sales of Offered Securities in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Offers to sell and solicitations of offers to buy the Offered Securities in the United States shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers, each of which is buying for its own account or for the account of another Qualified Institutional Buyer, and in compliance with applicable state securities laws of the United States.

6.

All purchasers of the Purchased Securities in the United States or who were offered Offered Securities in the United States shall be informed by the Underwriter, or its U.S. registered broker-dealer affiliate, that the Purchased Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7.

Each offeree in the United States has been or shall be provided by the Underwriters through their U.S. registered broker-dealer affiliates, with a Wrap including the Preliminary Prospectus and/or the

Prospectus, as applicable, and each purchaser of Offered Securities in the United States or who was offered Offered Securities in the United States shall be provided at or prior to the time of purchase of any Purchased Securities the Wrap including the Prospectus.

Each purchaser of Offered Receipts in the U.S. or who was offered Offered Securities in the United States shall be deemed to make the representations and warranties contained in the Wrap.

8.

Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9.

At closing, each Underwriter, together with its U.S. affiliate that has offered or sold Offered Securities in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Securities in the United States or will be deemed to have represented that neither it nor its affiliates have offered or sold Offered Securities in the United States.

Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1.

(a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Securities or Trust Units issuable pursuant thereto or upon conversion, redemption or maturity thereof; (b) the Trust is not now and as a result of the sale of Offered Securities contemplated hereby will not be required to register as, an "investment company" as defined in the United States Investment Company Act of 1940, as amended; (c) none of the Trust, any of its affiliates, or any person acting on their behalf (other than the Underwriters and their affiliates, as to which the Corporation makes no representation) has made or will make any Directed Selling Efforts, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Securities in the United States; and (d) the Offered Securities are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Securities or Trust Units or American Depositary Shares representing any securities of the same class as the Offered Securities or Trust Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2.

For so long as any of the Purchased Securities or Trust Units issuable pursuant thereto or upon conversion, redemption or maturity thereof, as applicable, are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will, unless such Purchased Securities or Trust Units may be resold pursuant to Rule 144(k) under the U.S. Securities Act, provide to any holder of such Purchased Securities or Trust Units issuable pursuant thereto or upon conversion, redemption or maturity thereof, as applicable, or to any prospective purchaser of such Purchased Securities or Trust Units issuable pursuant thereto or upon conversion, redemption or maturity thereof, as applicable, designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

3.

Except for marketing activities conducted solely in Canada, the Trust has not, within the six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities

(including Trust Units) except for (i) offers and sales of Trust Units outside the United States pursuant to and in accordance with the Trust's Unit Incentive Plan and (ii) offers and sales of Trust Units pursuant to and in accordance with the Trusts' Distribution Reinvestment and Optional Trust Unit Purchase Plan, and (iii) Trust Units issued pursuant to conversion of the 8% Debentures, the Second Debentures or the Third Debentures.

EXHIBIT A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of subscription receipts and convertible extendible unsecured subordinated debentures (collectively, the "Securities") of Paramount Energy Trust (the "Trust") pursuant to the Underwriting Agreement dated May 29, 2007 among the Trust, Paramount Operating Trust and Paramount Energy Operating Corp. and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(i)

[U.S. Affiliate] is a duly registered broker or dealer under the U.S. Exchange Act and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States will be effected by [U.S. Affiliate] in accordance with all U.S. state and federal laws governing the registration and conduct of brokers and dealers;

(ii)

each offeree that is in the United States or was in the United States at the time of such offer (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) was provided with a copy of the Wrap, including the Canadian final prospectus dated June ●, 2007, and no other written material has been used by us in connection with the offering of the Securities;

(iii)

immediately prior to our transmitting such Wrap to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to believe that each person purchasing Securities from us who is in the United States or was offered Securities in the United States is a Qualified Institutional Buyer;

(iv)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v)

the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __________ day of June, 2007.

[NAME OF UNDERWRITER]		[U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: